SCHEDULE 13D

CUSIP No. 15100K201	Page 1of 5 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.

____________________________________________________________________________________

(Name of Issuer)

Common Stock, $.0001 par value

____________________________________________________________________________________

(Title of Class of Securities)

15100K201

_______________________________________________________

(CUSIP Number)

David J. Harris, Esq., 1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385

____________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2009

______________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15100K201	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Josiah T. Austin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,047 Shares
	8	SHARED VOTING POWER 8,028,754 Shares
	9	SOLE DISPOSITIVE POWER 141,047 Shares
	10	SHARED DISPOSITIVE POWER 8,028,754 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,169,801 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.04%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 15100K201	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON El Coronado Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐ (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 8,028,754 Shares
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 8,028,754 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,028,754 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.62%
14	TYPE OF REPORTING PERSON HC

SCHEDULE 13D

CUSIP No. 15100K201	Page 4 of 5 Pages

ITEM 1.       Security and Issuer

This Amendment No. 7 to the Statement on Schedule 13D heretofore filed on October 20, 2006 is filed with respect to the common stock, $0.0001 par value (“Common Stock”), of Chelsea Therapeutics International, Ltd. (the “Company”). The address of the Company is 13950 Ballantyne Corporate Place, Suite 325, Charlotte, North Carolina 28277. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Item 3, Item 4 and Item 5.

ITEM 3.	Source and Amount of Funds or Other Consideration

Since February 28, 2009, the Reporting Persons have purchased 1,180,247 shares of Common Stock for an aggregate consideration (exclusive of brokers’ commissions) of $4,089,965.05. The shares of Common Stock purchased by the Reporting Persons have been acquired for investment purposes from ECH’s existing funds and from the existing funds of certain family trusts, the Jackson Austin Lowery 2006 Grandchild Gift Trust, the Mary Kathleen Lowery 2006 Grandchild Gift Trust, the Josiah & Valer Austin Family Revocable Trust, and the Austin-Clark Insurance Trust.

All dollar amounts are in U.S. dollars.

ITEM 4.	Purpose of Transaction

The acquisitions of common stock to which this statement relates have been made for investment purposes. Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, is filing this Amendment No. 7 to the Statement on Schedule 13D because he is deemed beneficial owner of more than 20% of the Company's Common Stock. Austin, as sole Managing Member of ECH, will continually evaluate the business, financial conditions, and prospects of the Company, as well as conditions in the economy and the pharmaceutical industry in general, with a view toward determining whether to hold, decrease, exercise, or from time to time add to these investments in common stock. Austin, as sole Managing Member of ECH, and as Trustee for certain family trusts, has no present plans or intent to make proposals which relate to or would result in any action enumerated from subparagraph (b) through subparagraph (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer

(a)          Austin is deemed beneficial owner of 8,169,801 shares of Common Stock (which number includes 550,614 shares of Common Stock that may be acquired through the exercise of various warrants) in his capacity as Trustee for certain family trusts and as sole Managing Member of ECH. ECH is deemed beneficial owner of 8,028,754 shares of Common Stock (which number includes 550,614 shares of Common Stock that may be acquired through the exercise of various warrants). Based on the 33,436,479 shares of Common Stock outstanding as of August 6, 2009, as reported on the Company’s S-3 filed on August 10, 2009, plus 550,614 shares of Common Stock deemed outstanding assuming the exercise of various warrants, Austin and ECH’s deemed beneficial holdings represent, respectively, 24.04% and 23.62% of the Company’s Common Stock.

(b)          As Trustee of the Trusts, Austin has the sole power to vote or to dispose or direct the disposition of 141,047 shares of Common Stock. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 8,028,754 shares of Common Stock.

(c)          No transactions in the Company’s Common Stock have been effected by the Reporting Persons during the last 60 days except the following transactions, which were open market transactions. Where applicable, prices do not include brokerage fees.

SCHEDULE 13D

CUSIP No. 15100K201	Page 5 of 5 Pages

Reporting Person	Transaction	Date	Quantity	Price Per Unit
Austin, on behalf of ECH	Purchase	8/31/2009	76,500	$5.2962
Austin, on behalf of ECH	Purchase	9/8/2009	5,900	$5.3079
Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	9/24/2009	2,500	$1.73
Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	9/25/2009	20,000	$2.7642
Austin, on behalf of ECH	Purchase	9/28/2009	40,000	$2.5687
Austin, on behalf of ECH	Purchase	9/29/2009	50,000	$2.3981
Austin, on behalf of ECH	Purchase	9/30/2009	60,000	$2.4256
Austin, on behalf of ECH	Purchase	10/1/2009	23,500	$3.1038
Austin, on behalf of ECH	Purchase	10/6/2009	29,500	$2.6732
Austin, on behalf of ECH	Purchase	10/7/2009	45,000	$2.8241
Austin, on behalf of ECH	Purchase	10/8/2009	37,000	$2.9529
Austin, on behalf of ECH	Purchase	10/9/2009	20,200	$2.9854
Austin, on behalf of ECH	Purchase	10/12/2009	60,000	$3.0372
Austin, on behalf of Josiah & Valer Austin Family Revocable Trust	Purchase	10/19/2009	17,000	$2.86
Austin, on behalf of ECH	Purchase	10/20/2009	46,900	$2.8833
Austin, on behalf of ECH	Purchase	10/23/2009	60,000	$2.8764

(d)          No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 27, 2009	/s/ Josiah T. Austin
Josiah T. Austin,
Individually and as Sole Managing Member of ECH